Santiago, January 5, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of a report on Form 6-K with information of the minute of AES Gener's 28th Extraordinary Shareholders' General Meeting held on December 5, 2003. Such Form is an English translation of the report that AES Gener filed with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

January 5, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the 28th Shareholders' Odinary General Meeting of AES Gener S.A.. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

28th Shareholders' Extraordinary General Meeting 5-15

English translation of the 28th Shareholders' Extraordinary General Meeting 16-26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: January 5, 2004 By :

Franciso Castro

Chief Financial Officer

ACTA

28a JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

DE

AES Gener S.A.

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En Santiago de Chile, a 5 de Diciembre de 2003, en Estado 260, Piso 4 y siendo las 18:10 horas, se dio inicio a la celebración de la 28a Junta General Extraordinaria de Accionistas de AES Gener S.A. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

PRIMERO : ASISTENCIA. ------------------------------------------------------------------------------------------------------------------------------------------------

ANDRES VALDES ARGÜELLO en representación de Inversiones Cachagua Limitada por 5.596.329.349 acciones; Juan Saud Drey por sí, por 1.000.000 acciones; Alberto Pablo Figueroa Velasco, por sí por 1.000 acciones; Martín Bernabé Tapia Astudillo, por sí por 39.355 acciones; Irene María Leyton Valenzuela, por sí por 135 acciones; LEONIDES DEL ROSARIO MARTÍNEZ PEDRERO en representación de Carlos Alberto Díaz Martínez por 31.200 acciones; Silvia Ojeda Donoso por sí, por 3.400 acciones; Juan de Dios Rivera Agüero por sí, por 26.500 acciones; LUIS FELIPE CERON CERON en representación de Guillermo Fernando Noriega Ludwig por 100 acciones, Guillermo Noriega Bolumburu por 15.000 acciones, Ursula Renate Ludwig Ackermann por 8.000 acciones, Susana Albina Ackermann Meloth por 50 acciones, Isabel del Pilar Aldea Toledano por 17.612 acciones, Erika Iris Werner Meyer por 65.356 acciones, Francisco Sabat Selman por 4.761 acciones, Fernando Palma Trotti por 35.608 acciones, Sadio Rojas Pérez por 20.000 acciones; MACARENA SINN ROSENDE en representación de Elizabeth Arques Vergara por 13.615 acciones e Isabel Margarita Muñoz Muñoz por 314 acciones; CRISTIAN LAGOS GARCIA DE LA HUERTA en representación de Jimena del Carmen Alvarado Vargas por 1.000 acciones; y VANESSA THIERS NEIRA en representación de Eduardo Díaz-Valdés Escobar por 50 acciones.--------------------------------------------------------------------------------------------------------------

Total de acciones presentes: 5.597.612.405 acciones, que equivalen al 98,6754% del total de acciones suscritas con derecho a voto. -----------------------------------------------------------------------------------------------------------------------------

Presidió la Junta el Director Suplente don Carlos Alvarez y actuó como Secretaria la titular Francisca Cea Echenique. Asistieron, además, el Gerente General de AES Gener S.A. don Luis Felipe Cerón Cerón y el Gerente de Administración y Finanzas, don Francisco Javier Castro Crichton. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SEGUNDO: PODERES Y QUÓRUM. -----------------------------------------------------------------------------------------------------------------------------------------------

La Junta aceptó como conformes y por unanimidad los poderes de los señores Andrés Valdés Argüello, Leonides del Rosario Martínez Pedrero, Luis Felipe Cerón Cerón, Macarena Sinn Rosende, Cristián Lagos García de la Huerta y Vanessa Thiers Neira. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación, luego de dejar constancia de la concurrencia de accionistas que representaban un número mayor de acciones que el exigido por el artículo 23 de los Estatutos y 61 de la Ley sobre Sociedades Anónimas, esto es, mayoría absoluta de las acciones emitidas con derecho a voto, se declaró legalmente constituida la Junta.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TERCERO: CONVOCATORIA. ----------------------------------------------------------------------------------------------------------------------------------------------------

La Secretaria dejó constancia que el Directorio de la compañía, por acuerdo adoptado en Sesión Extraordinaria N. 79 celebrada el día 18 de Noviembre del 2003, y de conformidad a lo dispuesto en el artículo 21 de los Estatutos, dispuso citar a esta Junta General Extraordinaria de Accionistas, con el objeto de tratar las materias indicadas en la convocatoria. Seguidamente se acordó, por unanimidad, omitir la lectura de los avisos de convocatoria, publicados en el periódico "Diario Financiero" de Santiago, los días 20 y 27 de Noviembre y 4 de Diciembre de 2003, respectivamente. -------------------------------------------------------------------------------------------------------------------------------------------

Asimismo, a continuación se dejó constancia que la celebración de esta Junta se comunicó a la Superintendencia de Valores y Seguros por medio de carta de fecha 19 de Noviembre de 2003 y que a la Asamblea no concurrió ningún representante de dicho organismo. ----------------------------------------------------------------------------------------------------------------------------------------------

Posteriormente, se hizo presente que se enviaron citaciones por correo a cada uno de los accionistas inscritos en el registro, con la anticipación indicada en el inciso 2 del artículo 59 de la Ley N. 18.046. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

CUARTO: FIRMA DEL ACTA. ---------------------------------------------------------------------------------------------------------------------------------------------------

A proposición de la Mesa, la Junta, por unanimidad, acordó designar a los señores Andrés Valdés Argüello, Vanessa Thiers Neira, Macarena Sinn Rosende y Cristian Lagos García de la Huerta para que tres cualesquiera de entre ellos, conjuntamente con el Presidente y la Secretaria, firmen el Acta que se levante de esta Junta General Extraordinaria de Accionistas. -------------------------------------------------------------------------------------------------------------------------------

Seguidamente, se informó a la asamblea que se encontraba presente en la sala el Notario Público de Santiago don Pedro Sadá Azar.-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

QUINTO: ACTA JUNTA EXTRAORDINARIA ANTERIOR. -----------------------------------------------------------------------------------------------------------------------

La Junta tomó conocimiento que el Acta de la Junta Extraordinaria anterior celebrada con fecha 21 de Noviembre de 2003 se encontraba debidamente aprobada, toda vez que fue firmada por los tres accionistas designados en dicha Junta conjuntamente con el Presidente y la Secretaria. En consecuencia la Junta, en forma unánime, acordó omitir la lectura del acta de aquella asamblea. ----------------------------------------------------------------------------------------------------

A continuación tomó la palabra el Gerente General, quien antes de tratar el primer punto de la convocatoria, se refirió al acuerdo adoptado en la recién celebrada Junta de Tenedores de Bonos Convertibles de la Compañía. Informó que en dicha Junta, se acordó diferir la decisión respecto de los temas de la convocatoria para una próxima asamblea, la que será citada para comienzos del próximo año. Lo anterior, debido a que importantes inversionistas necesitaban contar con mayor información para poder evaluar en detalle la propuesta materia de la referida Junta. ---------------------------------------------------------------------------------------------------------------------------------------------------------------

Asimismo, el Gerente General explicó a los señores accionistas que un leve retraso en el proceso de reestructuración financiera de la Compañía, iniciado con más de un año de anticipación, no era obstáculo para el éxito de dicho proceso, que simplemente se trataba de un cambio de fechas y que los términos del plan seguían vigentes. Indicó posteriormente el señor Cerón que ya se habían realizado importantes pasos dentro del mencionado proceso y que el mercado había entendido la seriedad de la propuesta de la Compañía, entregando importantes señales de confianza. -----------------------------------------------------------------------------------------------------------------------------------------------

A continuación, el Gerente General invitó a los presentes a centrarse en los temas específicos de la convocatoria, pasando al primer punto de la Tabla: ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SEXTO: "OTORGAMIENTO DE GARANTÍAS DE CUALQUIER CLASE PARA ASEGURAR EL CUMPLIMIENTO DE OBLIGACIONES A CONTRAERSE POR LA COMPAÑÍA PARA CON LOS TENEDORES DE INSTRUMENTOS DE DEUDA A EMITIRSE EN EL MERCADO INTERNACIONAL. ----------------------------------------------------------------------------------------------------------------------------------

Tomó nuevamente la palabra el Gerente General, quien explicó que a fin de hacer factible la emisión y colocación de los bonos a colocarse por la compañía en los mercados internacionales y para que estos instrumentos cuenten con una clasificación de riesgo no inferior a BBB-, se requería el otorgamiento por parte de la compañía de diversas garantías sobre todo o parte sustancial de sus activos, de modo que estos aseguren el cumplimiento de las obligaciones a contraerse por AES Gener para con los tenedores de tales instrumentos de deuda. Posteriormente, se refirió a la importancia de obtener la aprobación de la Junta para la constitución de estas garantías, con el objeto de permitir a la administración llevarlas a efecto cuando ello fuera pertinente. ----------------------------------------------------------------------------------------------------------------

En consecuencia, se sometió a consideración de los señores accionistas los siguientes acuerdos: --------------------------------------------------------------------------------------------------------------------------------------------------------------

1) Aprobar, con el objeto que se señala en el número 2) siguiente, la constitución por la sociedad de una o más garantías --ya sean hipotecas o prendas de cualquier clase u objeto, así como cualquier otra clase de garantía real que se requiera, según la naturaleza de los activos sobre los que dichas garantías recaigan-- sobre todo o parte sustancial de los activos de la compañía, incluyendo, pero no limitado a, inmuebles, derechos de aprovechamiento de aguas, construcciones, instalaciones, subestaciones de generación eléctrica, generadores, tuberías, líneas de transmisión, equipamientos u otros bienes de la compañía de cualquier clase, así como todo o parte de los accesorios de los anteriores; marcas comerciales de cualquier clase; acciones, derechos o intereses en sociedades en las que AES Gener S.A. tenga participación, incluyendo, pero no limitado a, Norgener S.A., Sociedad Eléctrica Santiago S.A. y Empresa Eléctrica Guacolda S.A.; derechos o acciones de cualquier clase de que la sociedad sea titular bajo uno o más contratos celebrados por ella o que celebre en el futuro, incluyendo, pero no limitado a, los contratos de suministro de energía eléctrica; y, en general, sobre cualesquiera otros activos de la sociedad que se requiera afectar con garantías para asegurar el cumplimiento de las obligaciones a contraerse por la compañía con motivo de la emisión de instrumentos de deuda en los mercados internacionales, conforme a lo señalado; ---------------------------------------------------------------------------------------------------------------------

2) las garantías a constituirse conforme al número 1) precedente tendrán por objeto asegurar el cumplimiento íntegro, efectivo y oportuno de todas y cada una de las obligaciones a contraerse por la compañía, por cualquier concepto, incluyendo, pero no limitado a, capital, reajustes, intereses, gastos, costas y demás accesorios, bajo el o los actos o contratos que se ejecuten y celebren con motivo de la emisión por la compañía de instrumentos de deuda en los mercados internacionales por el monto que el directorio finalmente determine y que hoy se estima a modo referencial en aproximadamente de US$400 millones, conforme a lo expresado en esta Junta. Sin que ello implique limitación alguna, las garantías referidas se extenderán a todas las prórrogas, renovaciones, modificaciones e instrumentos de cualquier clase que puedan ser otorgados o acordados con motivo o en relación con los actos y contratos antes aludidos. -----------------------------------------------------------------------------------------------------------------

3) Facultar ampliamente al Directorio de la sociedad para que, en el marco de los acuerdos que se adopten en esta Junta, confiera, una vez obtenidas las autorizaciones requeridas, los poderes que sean necesarios para llevar a efecto dichos acuerdos; y, en general, para que resuelva todas las situaciones, modalidades y detalles que puedan presentarse en relación con los acuerdos que se adopten en esta Junta. -----------------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación se ofreció la palabra a los señores accionistas.-----------------------------------------------------------------------------------------------------------------

Tomó la palabra el señor Alberto Figueroa, quien mostró su preocupación por el otorgamiento de dichas garantías debido al aplazamiento de los acuerdos que debían adoptarse en la Junta de Tenedores de Bonos realizada en esta misma fecha y puesto que a su juicio, debido a lo anterior era menester suspender el proceso de rescate de bonos convocado por la compañía, el cual vencía el 18 de diciembre de 2003. ----------------------------------------------------------------------------------------------------------------------------------------------------------------

El señor Gerente General agradeció la consulta, y explicó que debido a que el proceso de refinanciamiento de la compañía constaba de muchas operaciones simultáneas, el señor accionista había incurrido en una confusión. En efecto, agregó que por una parte estaba la Junta de Tenedores de Bonos recién celebrada, cuyos acuerdos fueron aplazados, y que tenía, entre otros, por objeto modificar el contrato de emisión de los mismos instrumentos para así autorizar a la compañía a realizar una nueva emisión de instrumentos a largo plazo garantizados, y que el proceso de rescate anticipado de los bonos convertibles convocado por la Compañía seguía su curso normal. Asimismo, señaló el señor Cerón que el acuerdo sometido a votación de la asamblea de accionistas se requería para evitar que, una vez que se celebre la Junta de Tenedores de Bonos y se tomen los acuerdos relativos a la modificación del contrato de emisión, sea necesario convocar nuevamente a Junta General Extraordinaria de Accionistas para el otorgamiento de las garantías. Finalmente, indicó que los acuerdos recién propuestos sólo se llevarían a cabo una vez obtenidas las autorizaciones respectivas. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Seguidamente se sometieron a votación los acuerdos precedentes. -----------------------------------------------------------------------------------------------------------

Al respecto, la Junta de Accionistas acordó por unanimidad : ------------------------------------------------------------------------------------------------------------------

1) Aprobar, con el objeto que se señala en el número 2) siguiente, la constitución por la sociedad de una o más garantías -ya sean hipotecas o prendas de cualquier clase u objeto, así como cualquier otra clase de garantía real que se requiera, según la naturaleza de los activos sobre los que dichas garantías recaigan- sobre todo o parte sustancial de los activos de la compañía, incluyendo, pero no limitado a, inmuebles, derechos de aprovechamiento de aguas, construcciones, instalaciones, subestaciones de generación eléctrica, generadores, tuberías, líneas de transmisión, equipamientos u otros bienes de la compañía de cualquier clase, así como todo o parte de los accesorios de los anteriores; marcas comerciales de cualquier clase; acciones, derechos o intereses en sociedades en las que AES Gener S.A. tenga participación, incluyendo, pero no limitado a, Norgener S.A., Sociedad Eléctrica Santiago S.A. y Empresa Eléctrica Guacolda S.A.; derechos o acciones de cualquier clase de que la sociedad sea titular bajo uno o más contratos celebrados por ella o que celebre en el futuro, incluyendo, pero no limitado a, los contratos de suministro de energía eléctrica; y, en general, sobre cualesquiera otros activos de la sociedad que se requiera afectar con garantías para asegurar el cumplimiento de las obligaciones a contraerse por la compañía con motivo de la emisión de instrumentos de deuda en los mercados internacionales, conforme a lo señalado; ---------------------------------------------------------------------------------------------------------------------

2) las garantías a constituirse conforme al número 1) precedente tendrán por objeto asegurar el cumplimiento íntegro, efectivo y oportuno de todas y cada una de las obligaciones a contraerse por la compañía, por cualquier concepto, incluyendo, pero no limitado a, capital, reajustes, intereses, gastos, costas y demás accesorios, bajo el o los actos o contratos que se ejecuten y celebren con motivo de la emisión por la compañía de instrumentos de deuda en los mercados internacionales por el monto que el directorio finalmente determine y que hoy se estima a modo referencial en aproximadamente de US$400 millones, conforme a lo expresado en esta Junta. Sin que ello implique limitación alguna, las garantías referidas se extenderán a todas las prórrogas, renovaciones, modificaciones e instrumentos de cualquier clase que puedan ser otorgados o acordados con motivo o en relación con los actos y contratos antes aludidos. -----------------------------------------------------------------------------------------------------------------

3) Facultar ampliamente al directorio de la sociedad para que, en el marco de los acuerdos que se adopten en esta Junta, confiera, una vez obtenidas las autorizaciones requeridas, los poderes que sean necesarios para llevar a efecto dichos acuerdos; y, en general, para que resuelva todas las situaciones, modalidades y detalles que puedan presentarse en relación con los acuerdos que se adoptados por la Junta. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SEPTIMO : "INFORMACIÓN SOBRE LAS OPERACIONES A QUE SE REFIERE EL ARTÍCULO 44 DE LA LEY SOBRE SOCIEDADES ANÓNIMAS." -------------------------------------------------------------------------------------------------------------------

A continuación, tomó la palabra la Secretaria de la Junta, doña Francisca Cea Echenique quien señaló que el segundo punto de la Tabla se refería a informar a la asamblea sobre la existencia de operaciones referidas en el artículo 44 de la Ley de Sociedades Anónimas en el período transcurrido desde la Junta General Extraordinaria de Accionistas celebrada con fecha 21 de Noviembre del presente año.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Al respecto, el Gerente General informó que la compañía durante el período transcurrido desde la última asamblea ya indicada, no había llevado a cabo operaciones de las referidas en el mencionado artículo 44 de la Ley sobre Sociedades Anónimas.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

OCTAVO : "ADOPCIÓN DE TODOS LOS ACUERDOS NECESARIOS PARA MATERIALIZAR LAS DECISIONES QUE ADOPTE LA JUNTA EXTRAORDINARIA DE ACCIONISTAS. " -------------------------------------------------------------------------------------------------------------------------------------------------------------------

Se sometió a la aprobación de la asamblea la proposición de "Facultar al Gerente General de la compañía don Felipe Cerón Cerón y a la Secretaria de la Junta doña Francisca Cea Echenique para que, actuando conjunta o separadamente uno cualquiera de ellos, reduzcan, si ello fuese necesario, a escritura pública, total o parcialmente el acta que se levante de esta Junta".------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Sometida la materia a votación, fue aprobada en forma unánime por la junta. -----------------------------------------------------------------------------------------------

Antes de dar por terminada la Junta, el Gerente General ofreció la palabra a los señores accionistas. ---------------------------------------------------------------------------------------------------------------------------------------------------------------

Tomó la palabra el accionista don Juan de Dios Rivera quien manifestó que a pesar de no ser materia de la convocatoria, estimaba que sería de importancia para los asistentes que el señor Gerente General explicara brevemente el plan de refinanciamiento de la Compañía, puesto que ello evitaría confusiones. ------------------------------------------------------------------------------------------------------

El Gerente General agradeció la sugerencia y explicó las distintas etapas y operaciones que comprende el plan de refinanciamiento de la Compañía. Reafirmó que el proceso seguía exactamente igual como se había informado a la opinión pública, aún cuando los plazos podían sufrir modificaciones. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Siendo las 18:50 horas y no habiendo mas materias que tratar se levantó la sesión.------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

MINUTES OF THE

28th EXTRAORDINARY SHAREHOLDERS ASSEMBLY OF

AES GENER S.A.

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The 28th Extraordinary shareholders Assembly of AES Gener S.A. was held on December 5th, 2003 at # 260 Estado Street, 4th floor, Las Condes, Santiago, Chile and it started at 18:10 hrs.

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FIRST : ATTENDANCE. ------------------------------------------------------------------------------------------------------------------------------------------------

ANDRES VALDES ARGÜELLO on behalf of 5.596.329.349 share; Juan Saud Drey for 1.000.000 shares; Alberto Pablo Figueroa Velasco for 1.000 shares; Martín Bernabé Tapia Astudillo for 39.355 shares; Irene María Leyton Valenzuela for 135 shares; LEONIDES DEL ROSARIO MARTÍNEZ PEDRERO on behalf of Carlos Alberto Díaz Martínez for 31.200 shares; Silvia Ojeda Donoso for 3.400 shares; Juan de Dios Rivera Agüero for 26.500 shares; LUIS FELIPE CERON CERON on behalf of Guillermo Fernando Noriega Ludwig for 100 shares, Guillermo Noriega Bolumburu for 15.000 shares, Ursula Renate Ludwig Ackermann for 8.000 shares, Susana Albina Ackermann Meloth for 50 shares, Isabel del Pilar Aldea Toledano for 17.612 shares, Erika Iris Werner Meyer for 65.356 shares, Francisco Sabat Selman for 4.761 shares, Fernando Palma Trotti for 35.608 shares and Sadio Rojas Pérez for 20.000 shares; MACARENA SINN ROSENDE on behalf of Elizabeth Arques Vergara for 13.615 shares and Isabel Margarita Muñoz Muñoz for 314 shares; CRISTIAN LAGOS GARCIA DE LA HUERTA on behalf of Jimena del Carmen Alvarado Vargas for 1.000 shares; and VANESSA THIERS NEIRA on behalf of Eduardo Díaz-Valdés Escobar for 50 shares.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Total of shares present: 5.597.612.405 shares that are equivalent to 98,6754% of the total of shares subscribed with voting rights. --------------------------------------------------------------------------------------------------------------------------

The Assembly was chaired by the alternate director Mr. Carlos Alvarez and Ms. Francisca Cea acted as regular secretary. The Chief Executive officer of AES Gener S.A., Mr. Felipe Cerón and the Chief Financial Officer, Mr. Francisco Castro Crichton, also attended the meeting. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SECOND: POWERS OF ATTORNEY AND QUORUM. ------------------------------------------------------------------------------------------------------------------------------

The Assembly by unanimity - accepted the powers of attorney presented by Andrés Valdés Argüello, Leonides del Rosario Martínez Pedrero, Luis Felipe Cerón Cerón, Macarena Sinn Rosende, Cristián Lagos García de la Huerta and Vanessa Thiers Neira. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Assembly was legally constituted after certifying the attendance of the shareholders representing more shares than the number required by article 23 of the bylaws and article 61 of the stock corporations act, that is, absolute majority of the shares issued with righting votes. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

THIRD: NOTICE. -----------------------------------------------------------------------------------------------------------------------------------------------------------------

The Secretary certified upon the Minutes that the Board of Directors of the Company, by agreement adopted in extraordinary session N. 79 held on November 18th, 2003 and in accordance with the provisions set forth in articles 19 and 20 of the bylaws, decided to call to this Extraordinary Shareholders Assembly in order to discuss the issues indicated in the notice. Afterwards, it was unanimously agreed to fail to read to notices published in "Diario Financiero" of Santiago on November 20th and 27th and December 4th , 2003. ----------------------------------------------------------------------------------------------------------------

Likewise, it was certified upon the minutes that this Assembly was informed to the Superintendency of Securities and Stocks through a letter sent on November 19th, 2003 and that no representative from said Superintendency attended the meeting. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------

It was pointed out that the notices were mailed to each of the shareholders registered in the registry, in due time according to paragraph 2nd of article 59 of the Act N. 18,046. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FOURTH: SIGNTURE OF THE MINUTES. --------------------------------------------------------------------------------------------------------------------------------------

At the proposal of the Table, the Assembly, by unanimity, agreed to appoint Andrés Valdés Argüello, Vanessa Thiers Neira, Macarena Sinn Rosende and Cristian Lagos García so that any of them together with the Chairman and the Secretary, sign the Minutes of this Assembly. -----------------------------------------------------------------------------------------------------------------------------------

Then, it was pointed out that Public notary of Santiago Mr. Pedro Sadá Azar was present in the room. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FIFTH: MINUTES FROM PREVIOUS EXTRAORDINARY ASSEMBLY. --------------------------------------------------------------------------------------------------------

The Assembly acknowledged that the Minutes from the previous Extraordinary Assembly held on November 21st, 2003 had been duly approved, given that it had been signed by the three shareholders appointed by said Assembly together with the Chairman and the Secretary. The Assembly unanimously agree to fail to read the minutes from said assembly. -------------------------------------------------------------------------------------------------------------------------------------------

Then, the chief executive officer took the floor who, before dealing with the first point of the notice, referred to the agreement adopted by the Assembly of Convertible Bond Holders of the Company. He informed that said Assembly agreed to differ the decision about the notice points for the next assembly, which shall be called at the beginning of next year, because important investors needed to have more information in order to assess in detail the proposal subject of such Assembly. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Likewise, the CEO explained to the shareholders that a slight delay in the financial restructuring process of the Company - started more than a year in advance wasn't an obstacle for its success. He said it was just a change of dates and the terms of the plan were still in valid. He indicated that several steps of the process had been taken already and the market had understood the seriousness of the Company's proposal giving important signal pf confidence. -----------------------------------------------------------------------------------------------

Then, the CEO invited everyone present to focus on the specific subjects of the notice and he started with the first one: -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SIXTH: "GRANTING OF GUARANTEES OF ANY KIND TO SECURE THE FULFILLMENT OF THE OBLIGATIONS TO BE CONTRACTED BY THE COMPANY WITH THE HOLDERS OF DEBT INSTRUMENTS TO BE ISSUED IN THE INTERNATIONAL MARKET. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Again, the CEO took the floor and explained that in order to make feasible the issuance and placements of bonds of the company in international markets and for these instruments to have a risk rating lower than BBB-, it was required for the company to grant several guarantees on the whole or part of its assets so that they secure the fulfillment of the obligations to the contracted by AES Gener with the holders of such dent instruments. Afterwards, he referred to the significance of obtaining the approval of the Assembly for the constitution of these guarantees in order to allow the administration to carry them out when necessary. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------

As a result, the following agreements were submitted for the consideration of the shareholders: ----------------------------------------------------------------------------------------------------------------------------------------------------------------------

1) Approve, based on the reasons stated in number 2) below, the constitution of one or more guarantees by the company either mortgages or pledges of any kind or object - and any other kind of collateral required, according to the nature of the assets over which such guarantees fall, in the whole or part of the assets of the company, including, but not limited to, real states, water rights, constructions, facilities, electricity generation substations, generators, piping, transmission lines, equipments or any other kind of company's assets as well as every of part of the accessories of the previous ones; trade marks of any kind, shares, rights or interest in companies in which AES Gener has interest, including but not limited to Norgener S.A. Sociedad Eléctrica Santiago S.A. and Empresa Eléctrica Guacolda S.A.; rights or shares of any kind hold by the company under one or more contracts subscribed by it or in the future, including, but nor limited to the electricity supply contracts; and, in general, over any company's assets that require guarantees to secure the fulfillment of the obligations to be contracted by the company under the issuance of debt instruments in the international markets, as indicated. ----------------------------------------------------------------------------------------------

2) the guarantee to be constituted according to number 1) above shall have the purpose to secure the complete, effective and timely fulfillment of each and every obligations to be contracted by the company under any concept including, but not limited to capital adjustments, interests, expenses, fees and other accessories under the act(s) or contract(s) executed and subscribed due to the issuance of debt instruments by the company in the international markets for the amount established by the Board which today is estimated to be, as reference, approximately US$400 million, as indicated in this Assembly. Without implying any restriction, the guarantees referred to above shall apply to all the extensions, renewals, amendments and any kind of instruments that may be granted or agreed due or related to the acts and contracts aforementioned. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

3) Broadly empower the Board of the company to, within the framework of the agreements adopted by this Assembly, grant, once all the authorizations required have been obtained, the powers necessary to execute such agreements; and, in general, to resolve all the situation, modalities and details that may arise with respect to the agreements adopted by this Assembly. -------------------------------------------------------------------------------------------------

Then, the floor was offered to the shareholders. -------------------------------------------------------------------------------------------------------------------------------

Mr. Alberto Figueroa took the floor who expressed his concern about said guarantees due to the deferment of the agreements that should be adopted by the Assembly of Holders of the Bonds hold in this same date and because according to him, due to the foregoing it was crucial to suspend the redemption process of bonds called by the company, which was due on December 18th, 2003.

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The CEO appreciated the comment and explained that because the refinancing process of the company included many simultaneous operations, the shareholders was confused. In fact, he added that on the one hand we have the assembly of bondholders recently hold, whose purpose, among others, was to modify the issuance contract of those instruments to authorize the company to make a new secured long-term instrument issuance , and the advanced redemption process of the convertible bonds called by the company continued its normal process. Likewise, Mr. Cerón indicated that the agreement submitted to the vote of the shareholders assembly was required to avoid, once the assembly of bondholders is hold and the agreements related to the amendment of the issuance contract are taken, a new extraordinary shareholders meeting for the guarantees issue. Finally, he said that recently proposed agreements would be only be carried out once the corresponding authorization have been obtained. -----------------------------------------------------------------------------------------------

Then, the preceding agreements were voted. ---------------------------------------------------------------------------------------------------------------------------------

In such respect, the shareholders assembly unanimously agreed: ------------------------------------------------------------------------------------------------------------

1) Approve, based on the reasons stated in number 2) below, the constitution of one or more guarantees by the company either mortgages or pledges of any kind or object - and any other kind of collateral required, according to the nature of the assets over which such guarantees fall, in the whole or part of the assets of the company, including, but not limited to, real states, water rights, constructions, facilities, electricity generation substations, generators, piping, transmission lines, equipments or any other kind of company's assets as well as every of part of the accessories of the previous ones; trade marks of any kind, shares, rights or interest in companies in which AES Gener has interest, including but not limited to Norgener S.A. Sociedad Eléctrica Santiago S.A. and Empresa Eléctrica Guacolda S.A.; rights or shares of any kind hold by the company under one or more contracts subscribed by it or in the future, including, but nor limited to the electricity supply contracts; and, in general, over any company's assets that require guarantees to secure the fulfillment of the obligations to be contracted by the company under the issuance of debt instruments in the international markets, as indicated. -------

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2) the guarantee to be constituted according to number 1) above shall have the purpose to secure the complete, effective and timely fulfillment of each and every obligations to be contracted by the company under any concept including, but not limited to capital adjustments, interests, expenses, fees and other accessories under the act(s) or contract(s) executed and subscribed due to the issuance of debt instruments by the company in the international markets for the amount established by the Board which today is estimated to be, as reference, approximately US$400 million, as indicated in this Assembly. Without implying any restriction, the guarantees referred to above shall apply to all the extensions, renewals, amendments and any kind of instruments that may be granted or agreed due or related to the acts and contracts aforementioned.-----------------------------------------------------------------------------------------------------------------------------------------------------------

3) Broadly empower the Board of the company to, within the framework of the agreements adopted by this Assembly, grant, once all the authorizations required have been obtained, the powers necessary to execute such agreements; and, in general, to resolve all the situation, modalities and details that may arise with respect to the agreements adopted by this Assembly. -------

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SEVENTH : "INFORMATION ON THE OPERATIONS REFERRED TO IN ARTICLE 44 OF THE STOCK CORPORATIONS ACT." -------------------------------------------------------------------------------------------------------------------------------------------

Then, the Secretary of the Assembly. Ms. Francisca Cea, took the floor and said that the second point of the Table referred to inform the assembly about the existence of operations referred to in article 44 of the stock corporations act in the period elapsed since the extraordinary general shareholders assembly held on November 21st of the present year. In this respect, the CEO informed that the company hasn't carried out the operations referred to in said article 44 of the stock corporations act during the time elapsed since such assembly. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

EIGHTH : ADOPTION OF ALL THE AGREEMENTS NECESSARY TO MATERIALIZE THE DECISIONS TAKEN BY THE EXTRAORDINARY SHAREHOLDERS ASSEMBLY. " --------------------------------------------------------------------------------------------

The proposal to empower the Chief Executive Officer of the company, Mr. Felipe Cerón and the Secretary of the assembly, Ms. Francisca Cea Echequiñe, to issue these minutes as public deed - if necessary - either acting together or separately, partially or entirely, was submitted to the approval of the assembly. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The subject was submitted for vote and it was unanimously approved by the Assembly. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Before the assembly concludes, the CEO offers the floor to the shareholders. ------------------------------------------------------------------------------------------------

Shareholder Mr. Juan de Dios Rivera takes the floor and expressed that despite not been included in the notice he considered convenient for the CEO to briefly explain the refinancing plan of the company, because that would avoid confusions. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The CEO appreciated the suggestion and explained the different stages and operations considered in the refinancing plan of the company. He reaffirm that the process continue exactly as it had been informed to the public opinion, even though the terms might be modified. --------------------------------------------------------------------------------------------------------------------------------------------

The meeting was adjourned at 18:50 hours. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------